Exhibit 99.1

July 15, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re Gazit-Globe Ltd. (the “Company”)—Immediate Report regarding a Request for Class Action Certification

The Company would like to announce that on July 14, 2014, a suit seeking certification of class action status and a related lawsuit was brought by a plaintiff in Tel-Aviv district court against the Company’s Israeli subsidiary, U. Dori Construction Ltd. (“Dori Construction”), along with Dori Construction’s officers and directors. Two other Israeli subsidiaries, U. Dori Group Ltd. and Gazit-Globe Israel (Development) Ltd., as well as the Company itself, were named as co-defendants.

The plaintiff has requested damages of approximately NIS 20 million (approximately U.S.$ 5.8 million) (subject to quantifying the exact damages in a hearing). The causes of action stated by the plaintiff include ones deriving from the Israeli Securities Law-1968, including misleading financial statements and deficient reporting, negligence, and breach of statutory duties (both under the Israeli Securities Law and the Israeli Companies Law) with respect to the public reporting of Dori Construction.

The Company is examining the details of the aforementioned claim and will respond accordingly.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.